Consent of Independent Registered Public Accounting Firm
The Board of Directors
Mohawk Industries, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-202351) on Form S-3 and (No. 333-23577, No. 333-91908, No. 333-143370 and No. 333-181363) on Form S-8, of Mohawk Industries, Inc. of our reports dated February 29, 2016, with respect to the consolidated balance sheets of Mohawk Industries, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the annual report on Form 10-K of Mohawk Industries, Inc.
Our report dated February 29, 2016, on the effectiveness of internal control over financial reporting as of December 31, 2015, contains an explanatory paragraph that states on May 12, 2015, June 12, 2015 and December 7, 2015, Mohawk Industries, Inc. completed the acquisitions of the KAI Group, the IVC Group and Xtratherm, respectively. As a result, management excluded the KAI Group, the IVC Group and Xtratherm from its assessment of internal control over financial reporting as of December 31, 2015. The KAI Group, the IVC Group and Xtratherm represent 12.7% of the Mohawk Industries, Inc.’s total assets (excluding goodwill and intangible assets of 32.9%), and 4.9% of Mohawk Industries, Inc.’s net sales of the related consolidated financial statement amounts as of and for the year ended December 31, 2015, respectively. Our audit of internal control over financial reporting of Mohawk Industries, Inc. also excluded an evaluation of the internal control over financial reporting of the KAI Group, the IVC Group and Xtratherm.

/s/ KPMG LLP
Atlanta, Georgia
February 29, 2016